LAW OFFICES

RUBEN & ARONSON, LLP

4800 Montgomery Lane • Suite 150

Bethesda, MD  20814

(301) 951-9696• Facsimile (301) 951-9636

Edward A. Friedman

Of Counsel

Admitted in MD and NY

(301) 986-4204

November 10, 2009

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20004

Re:	MTR Gaming Group, Inc.
Registration Statement on Form S-4

Ladies and Gentlemen:

On behalf of MTR Gaming Group, Inc. (“MTR”), enclosed for filing by Edgar is the Registration Statement on Form S-4 (the “Registration Statement”) for registration of MTR’s issuance of up to $260,000,000 aggregate principle amount of 12.625% Senior Secured Notes due 2014, Series B, in exchange for one and all of MTR’s 12.625% Senior Secured Notes due 2014, Series A, which were issued in a private offering under Rule 144A on August 12, 2009 ($250,000,000) and October 13, 2009 ($10,000,000).

Please call me at 301-986-4204, or Robert L. Ruben at 301-986-4201, with any questions or comments, or to request that courtesy copies of the S-4 be delivered to you by our office.

Sincerely,

/s/ Edward A. Friedman
Edward A. Friedman

Enclosure